Exhibit 8.1

LIST OF SUBSIDIARIES AS OF June 30 2023

Subsidiaries	Jurisdiction of Organization	Percentage of Ownership
E-Home Household Service Holdings Limited	Hong Kong	100%
E-Home Household Service Technology Co., Ltd.	PRC	100%
Pingtan Comprehensive Experimental Area E Home Service Co., Ltd.	PRC	100%
Fuzhou Bangchang Technology Co. Ltd.	PRC	100%
Fuzhou Yongheng Xin Electric Co., Ltd. (“YHX”)	PRC	100%
Fujian Happiness Yijia Family Service Co., Ltd.	PRC	100%
Danyang Fumao Health Development Co., Ltd	PRC	100%
Zhongrun (Fujian) Pharmaceutical Co., Ltd.	PRC	75%
Fujian Chuangying Business Science and Technology Co., Ltd.	PRC	100%
Fujian Weizhixing Technology Co., Ltd.	PRC	90%
Fuzhou Funeng EnterpriseManagement Consulting Co.. Ltd.	PRC	90%